SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
3
SCHEDULE 13G
(Rule 13d-102)
INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Kendall Square Research Corp.
(Name of Issuer)
Common Stock $0.01 Par Value
(Title of Class of Securities)
488789 10 8
(CUSIP Number)
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Troster Singer Division of Spear, Leeds & Kellogg
     13-5515160
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)
                                        (b)
3.   SEC USE ONLY
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   New York
5.   SOLE VOTING POWER: 1,252,885
6.   SHARED VOTING POWER
7.   SOLE DISPOSITIVE POWER: 1,252,885
8.   SHARED DISPOSITIVE POWER
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,252,885
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 8.7%
12.  TYPE OF REPORTING PERSON: BD
Item 1.
     Item 1(a): Name of Issuer: Kendall Square Research Corp.
     Item 1(b): Address of Issuer's Principal Executive Offices:
               170 Tracer Lane
               Waltham, MA 02154-1379
Item 2.
     Item 2(a): Name of Person Filing:
               Troster Singer-Division of Spear, Leeds & Kellogg
     Item 2(b): Address of Principal Business Office:
               10 Exchange Place
               Jersey City, NJ 07302
     Item 2(c): Citizenship:
               Limited Partnership organized under the laws of the State of New York
     Item 2(d): Title of Class of Securities: Common Stock $0.01
Par Value
     Item 2(e): CUSIP Number: 488789 10 8
Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
     (a)  Broker or dealer registered under Section 15 of the
          Act,
Item 4.   Ownership:
          (a)  Amount Beneficially Owned: 1,252,885
          (b)  Percent of Class: 8.7%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote:
          1,252,885
               (ii) Shared power to vote or direct the vote:
          0
               (iii) Sole power to dispose or direct the
                         disposition of:     1,252,885
               (iv) Shared power to dispose or to direct the
                    disposition of:.0
Item 5.Ownership of Five Percent or Less of a Class.  Not
       applicable.
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.   Not applicable.
Item 7.Identification and Classification of the Subsidiary
       Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.
Item 8.Identification and Classification of Members of the
       Group.  Not applicable.
Item 9.Notice of Dissolution of Group:    Not applicable.
Item 10.    Certification.
       By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date
                                   TROSTER SINGER-DIVISION OF
                                   SPEAR, LEEDS & KELLOGG

                                   Signature

                                   Name/Title